UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 9, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Lorillard, Inc.

File No. 333-149051 - CF#21860

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Lorillard, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibit to a Form S-4 registration statement filed on February 5, 2008, as amended on March 26, 2008.

Based on representations by Lorillard, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.16   through December 31, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda McManus
Branch Chief